Filed by HealthTronics Surgical Services, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: HealthTronics Surgical Services, Inc. Commission File No.: 000-30406

The following is the transcript of a conference call made by HealthTronics Surgical services, Inc. on August 5, 2004:

Operator:

Before we begin the conference today, I would like to read the following forward-looking statements disclosure:

This call contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties or other factors which may cause actual results, performance or achievements of HealthTronics Surgical Services to be materially different from any future results, performance or achievements express or implied by such forward-looking statements.

As always, these expectations and projections are based on currently available competitive, financial, and economic data, along with operating plans, and are subject to future events and uncertainties. Among the events and uncertainties which could adversely affect future periods are: inability to establish or maintain relationships with physicians and hospitals; health care regulatory developments that prevent certain transactions with health care professionals or facilities; inability of the Company or health care providers to obtain reimbursement for use of the Company’s current or future products; competition or technological change that impacts the market for the Company’s products; difficulty integrating HMT and realizing projected cost savings; unanticipated regulatory and clinical costs related to FDA clinical trials and application for approval of HIFU; and difficulty in managing the Company’s growth.

Additional factors that may cause such a difference include, but are not limited to, those discussed in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, and in subsequent documents filed by HealthTronics Surgical Services and the Securities and Exchange Commission.

Good morning and welcome to the HealthTronics Q2 Earnings Release for Thursday August 5, 2004. Your host for today will be Dr. Argil Wheelock. Dr. Wheelock, please go ahead.

Dr. Argil Wheelock:

Thank you, Melissa.

Good morning. Welcome to the HealthTronics Surgical Services Incorporated conference call to review our second quarter 2004 financial results and discuss our operations. With me today are Martin McGahan, our President and Chief Operating Officer; Ted Biderman, our General Counsel; and Price Dunaway, our Senior VP for Operations.

As you know, HealthTronics is in the process of merging with Prime Medical Services Incorporated. In fact, yesterday we announced that the waiting period under the Hart-Scott-Rodino Act expired for the proposed transaction. We are currently revising and reviewing our S-4 and we will keep our shareholders updated on our progress at the appropriate time. We still anticipate that the proposed merger, pending shareholder approval, will close sometime in September or October.

With that said, I am quite pleased with our revenue growth and overall performance this quarter. Revenues increased in each of our four reporting segments. Regarding net income, the lithotripsy segment generated a very strong contribution to our earnings, our prostate operations made a small contribution to our earnings, and the orthopaedics division had a small loss despite being cash flow positive. Losses at HMT had a significant negative impact on our equipment sales and service division results; however, we are aggressively implementing our plan to bring that unit to be a positive contributor to earnings.

Now I’m going to turn the call over to Martin, who will review in more detail the financials with you, then I will make a few closing remarks before we open the call for questions. Martin?

Martin McGahan:

Thank you, Argil.

I briefly want to review our financial performance. A copy of the press release that we released this morning, should you need one, is available on our website at healthtronics.com.

As noted, overall revenues for the second quarter increased 17.7 percent; $25.3 million, from $21.5 million a year ago.

Net income totaled $226,000, or $0.02 per diluted share, compared with $698,000 a year ago. The expected decline in net income was a result of several factors, including an increase in minority interest expense related to the Company’s re-syndication of several key lithotripsy partnerships during 2003 and, as Argil mentioned, the expected dilution from the HMT Holding acquisition completed in March 2004.

Before moving on to operations, let me briefly speak about our effective tax rate, which shows up on our income statement for the quarter. As you can see from the quarterly and year to date income tax figures on our income statement, this tax figure seems extraordinarily high as a percentage of pre-tax net income. This is due to the incurred losses at HMT since our acquisition in March. These losses at HMT, approximately $800,000 in Q2 and approximately $900,000 year to date, cannot be offset against income generated in the United States.

Another way of looking at the tax impact on our second quarter results is as follows: Core HealthTronics income before income tax, that is our lithotripsy, orthopaedic, prostate, and U.S. based service businesses, for the second quarter was approximately $1.6 million. On this pre-tax income, HealthTronics provision for income tax was $626,000 or approximately 40 percent of our U.S. based pre-tax net income. As I mentioned, HMT income before income taxes for Q2 was approximately a negative $800,000. Since this net loss was earned outside of the United States, none of these losses could offset the taxes on HealthTronics’ core earnings. In summary, pre-tax net income for HealthTronics’ core business was over $500,000 more than in the second quarter of last year. This gain was in spite of an increase in our minority interest from our re-syndication efforts and our lithotripsy partnerships throughout the year. We’re aggressively implementing our integration plan at HMT and we fully expect that as our synergies from the integration of HMT take effect over the remainder of the year, the tax impact on our pre-tax income will be less pronounced.

Now let me move on to operations.

Our core lithotripsy business, which accounts for about 60 percent of our total Company revenue, showed an 11.6 percent increase in procedures performed during the second quarter compared with the same period a year ago. Lithotripsy revenue was $14.7 million, up 7.3 percent from the same period a year ago. In our lithotripsy business, we have effectively concluded the large re-syndication process that we began during the first quarter of 2003, which resulted in a $1.3 million after-tax gain, which equates to $0.11 per share, during the first half of last year. As a result of this re-syndication effort, we continue to look for improved revenues and more stable earnings and cash flow from these partnerships.

Now let’s look at the orthopaedic operations.

As stated in the press release, we preformed 1,978 orthopaedic procedures during the second quarter. That’s a 1 percent increase from the same period a year ago. Revenues increased just over 2 percent to $4.6 million.

I’d like to point out that we’ve experienced good core growth in the number of quality paying treatments in our orthopaedic business. This is difficult to see in year-over-year comparisons.

Since we began implementing our new pre-certification process and pre-payment policy in January of this year, we’ve seen a growth of approximately 30 percent in treatments of patients with insurers demonstrating a timely payment history for orthopaedic shockwave surgery. This growth was offset however by the elimination of approximately 30 percent of our treatments by insurers that were reluctant or slow in paying for the treatment. As a result of this change, we’ve seen a decrease of approximately $1.6 million in our orthopaedic net accounts receivable since December 31, 2003, just six months ago. While the pre-certification process and pre-payment policy has slowed patient treatment growth year-over-year, it’s also driving more predictable timely collections and better cash flow for our orthopaedic business.

Moving to sales and service operations, revenue from equipment sales and service was $4.3 million for the quarter compared with $2.2 million a year ago. This year’s second quarter performance includes $1.9 million of revenues from HMT Holding AG, the first full quarter of operations for HMT, which we acquired, like I said, in March of this year.

As you know, the acquisition of HMT Holding was an important strategic move for the Company. The expected dilution of the acquisition, which resulted in part from the elimination of sales recognized between HMT and HealthTronics, was further exaggerated in the second quarter by the deferral of the sale of three machines by HMT, representing approximately $1.3 million in revenue and approximately $0.02 in EPS during the quarter. These sales have been deferred to later periods in accordance with GAAP.

As Argil mentioned, we expect the aggressive cost savings efforts currently underway at HMT will be realized in the latter half of this year and we expect to meet our objectives from this acquisition.

Elsewhere briefly, our prostate treatment business continued to show solid growth. We preformed 1,030 procedures on either benign or cancerous prostate conditions during the quarter. That’s a 27.8 percent increase over the same period a year ago. Revenues rose 63.6 percent to $1.8 million. This revenue growth can be attributed to two main factors: 1) an increase in the Medicare reimbursement for BPH treatments, and 2) the larger growth of our cryosurgery procedures, which have a higher average reimbursement. HealthTronics has been actively participating in this prostate business for just under two years and we’re encouraged by the growth process in this area.

I’m going to now turn it back over to Argil for closing remarks.

Dr. Argil Wheelock:

Thanks, Martin.

As Martin said, the prostate business is a growing one with bright prospects for our Company. As part of our initiative in this area, HealthTronics is making progress in establishing several clinical testing sites for the commencement of clinical trials with high intensity focused ultrasound, or HIFU, which we expect to commence next year.

We continue to believe that upon approval by the FDA, HIFU has the potential to play an important role in the treatment of prostate cancer and can be a clinically effective and cost effective alternative. We believe HIFU represents an important strategy for continued growth and we currently anticipate that the FDA clinical review and application process could take from three to five years.

In summary, I am encouraged by our overall performance for the second quarter. Lithotripsy is growing, the future for orthopaedics remains bright, as we focus on insurers with good patient history and implement strategies to expand payor (inaudible). Our growing prostate service business is providing new revenue streams and integration of our HMT subsidiary continues on track.

With that said, we would now like to ask the operator to open the call for questions.

Operator:

Thank you. We will now begin the question and answer session. To place yourself into the question queue, please press *1 on your touch-tone phone. If you are using a speakerphone, please pick up your handset and then press *1. If your question is answered and you would like to withdraw your request, you may do so by pressing *2. Please go ahead with your questions.

Your first question comes from Nicholas Aberle of Caris & Company. Please go ahead.

Nicholas Aberle:

Good morning.

Dr. Argil Wheelock:

Good morning, sir.

Nicholas Aberle:

First off, lithotripsy obviously putting up a pretty solid number here in the quarter, record revenues, can you talk about some of the drivers that are pushing the growth here in lithotripsy and can we expect to see pretty strong growth going forward in the balance of the year based on those drivers?

Dr. Argil Wheelock:

I think there are a few factors that I’ll point out is we have continued to expand our same store operations. Several of our partnerships have had to acquire additional equipment to meet the demand for their service. We’ve had especially strong growth in Alabama and in Kansas. I believe as the patient population grows older we’ll see more stones. Lithotripsy continues to be even more embraced as the treatment of choice for stone disease and I believe that those drivers will remain in place and continue to help grow that part of our business. I think our potential as a combined company with Prime also gives us a greater ability to focus more effort on that business, so I’m confident that our lithotripsy business is going to continue to be an important part of our success.

Nicholas Aberle:

Now revenues lagged procedural growth in the quarter and you guys highlighted that it was due to a shift on certain accounts from a retail structure to a wholesale model. Can you talk about the margin difference on those two different models?

Dr. Argil Wheelock:

Actually, the contribution to the bottom line is about the same. It’s quite a bit more expensive to run a retail operation, we have to have bricks and mortar, we have to have a reimbursement team in place, just more general administrative people to support that. The bottom line contribution on a per-patient basis is about the same whether we do retail or wholesale. We just get a little bit more revenue contribution from retail than we do wholesale.

Nicholas Aberle:

Okay. And then on the gain on sale of subsidiary and investment interest line saw pretty big decrease on a sequential basis and quite a bit lower than my expectations as well, is that a hiccup in Q2 or is that going to continue to be less of a contributor going forward?

Martin McGahan:

Nick, this is Martin. I think that will be less of a contributor as we go forward, especially, you know, large part, if you look at the first six months you have a big gain on sale from our re-syndication efforts in litho. We’re also, I’d say, looking at our orthopaedic operations and we have enough fixed equipment in the field to service some growth in that area, so we’ll selectively put new machines out there and that’s usually what drives those two areas to gain on sale. It’s a number of new orthopaedic machines in re-syndication. We don’t see any big blip. It may be a couple of hundred thousand dollars, as it was I think in the first quarter, but nothing compared to what we did in 2003.

Nicholas Aberle:

Okay. And then lastly, looking at the guidance, the full year guidance, we’re still, we did about $0.05 in EPS through the first half of the year, still $0.10 away from the bottom of the range, $0.20 off the top end of the range, are you guys prepared to reel in the guidance range at this point or do you still think that high end of the range is attainable?

Martin McGahan:

I’ll answer that and say we’re still comfortable with our range. We’re not going to change that. We think that the cost and synergy effects of HMT were always going to be a latter half of 2004 event. As you can see from our core operations, they remain very strong and actually we have some seasonality pickups that we may see in the tail end of this year, so we’re comfortable keeping our range $0.15 to $0.25 and I think our guidance for top, for revenue was 100 to 110 million.

Nicholas Aberle:

Perfect. Thank you.

Operator:

Thank you. Once again, if there are questions on the phone lines, please press *1 on your touch-tone phone.

There are no further questions at this time.

Dr. Argil Wheelock:

I’m going to, I’ll just make a comment while we wait just a second. Actually this month marks the fifth anniversary of HealthTronics being a public company. I was just doing a little review last evening. The first year we were a public company, I think we reported $24 million in revenues. This year we’re on a run rate to do four times that much. We have never had a quarterly loss. The Company is postured now to enter into a merger with another very strong partner, with a very strong partner in our industry. Our breadth of influence in the urology community is significant. We have taken our OssaTron through two FDA clinical trials. We’ve treated over 20,000 patients and benefited over 20,000 patients with that device. Sometimes it’s easy to lose sight of the forest for the trees and I’m very proud of what we’ve accomplished over the last five years as a public company.

This may be our last conference call prior to the merger and I just want to thank all the people at our Company for their efforts and also all the support we’ve had from the investment community over this five-year period of time.

Are there any other questions?

Operator:

Thank you, sir. There are no further questions at this time.

Dr. Argil Wheelock:

Thank you very much. Goodbye and please call if there are any details we need to fill in for anyone. Have a good day.

Operator:

Thank you. This concludes today’s conference call. Please disconnect your lines and have a wonderful day.